BlackRock World Income Fund (the “Fund”)

77I:

Terms of new or amended securities

Effective on the close of business on June 23, 2015, all of the issued and outstanding Investor B Shares of the Fund were converted into Investor A Shares of the Fund with the same relative aggregate net asset value as the Investor B Shares held immediately prior to the conversion. At the time of the conversion, the Investor A Shares had lower total expense ratios, and equal or lower distribution fees and shareholder servicing fees payable under the Fund’s 12b-1 plan than the Investor B Shares. No sales load, fee, or other charge was imposed on the conversion of these shares, and the Investor A Shares are not subject to the contingent deferred sales charge previously charged on the redemption of the Investor B Shares.